Exhibit 99.3

Nyxoah Announces Preliminary Results for the Second Quarter of 2026

July 7, 2026

Nyxoah Announces Preliminary Results for the Second Quarter of 2026

Continued U.S. launch momentum drives second quarter global preliminary net revenue of €7.7 million

CMS proposes 2027 OPPS and ASC payment increase of 12% and 15% respectively

Mont-Saint-Guibert, Belgium – July 7, 2026, 10:05 pm CET / 4:05 pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today reported certain preliminary unaudited second quarter 2026 financial and operating results.

Second Quarter 2026 – Preliminary Sales and Market Metrics

•	Financials

o	Global net revenue is expected to be approximately €7.7 million in the second quarter of 2026, which reflects 21% sequential growth over the first quarter of 2026
o	U.S. net revenue is expected to be approximately €5.2 million in the second quarter of 2026, which reflects 22% sequential growth over the first quarter of 2026

•	Leading U.S. commercial indicators

o	55 new surgeons trained in Q2, bringing the total to 262 surgeons trained
o	89 new accounts activated in Q2, bringing the total to 180 active high-volume accounts
o	427 patients submitted under prior authorization entering Q3

•	Reimbursement US

o	CMS is proposing to increase hospital reimbursement for the Genio procedure (C8011) from $31,526 to $35,414, representing an increase of $3,888 (12%)
o	CMS is proposing to increase ASC reimbursement from $27,563 to $31,722, an increase of $4,159 (15%)

•	Liquidity

o	$110 million in aggregate financing secured in Q2
o	As of June 30, 2026, cash, cash equivalents and financial assets are expected to be approximately €97.8 million

"We closed Q2 with clear U.S. momentum: the scaling of our U.S. sales force allowed us to double the number of active accounts to 180 high-volume HGNS accounts and deliver a second consecutive quarter of over 20% sequential U.S. revenue growth. Additionally, the recent CMS proposed reimbursement increases in both hospital outpatient and ambulatory surgical centers are among the strongest within APC 5465 (Level 5 Neuromodulation) and, if approved, support continued economic value for the Genio procedure,” commented Olivier Taelman, Nyxoah's Chief Executive Officer. “With $110 million in new financing, the financial overhang is now behind us, and we are positioned to accelerate Genio's U.S commercial ramp and drive toward profitability."

Revenue Guidance for the Full Year 2026

•	The Company continues to expect global net revenue for the full year 2026 to be in the range of €36 million to €40 million.

The preliminary, unaudited revenue results and cash, cash equivalents and financial assets described in this press release are estimates only and are subject to revision until Nyxoah reports its full financial results for the second quarter of 2026, including in its Quarterly Report on Form 6-F.

Upcoming Investor and Analyst Day

The Company will be hosting an Investor and Analyst Day on Wednesday, July 8, 2026, in New York. The event will be held at the offices of Bank of America and will run from 10:00 AM to 12:30 PM ET (16:00 to 18:30 CET).

The event will be webcast live for those unable to attend in person, with a replay available shortly afterwards. Participants joining via the webcast will be able to ask questions during the event.

Event details

•	Date: Wednesday, July 8, 2026
•	Time: 10:00 AM to 12:30 PM ET (16:00 to 18:30 CET)
•	Location: Bank of America Tower at One Bryant Park, 1111 Avenue of the Americas, New York, NY
•	Registration and webcast access:

https://www.netroadshow.com/events/login/1PeTHmohOsvcptHhJ0ULn0T429N8JKb3IuZtL

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and receipt of approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; the Company's results o operations, financial condition, liquidity, performance, prospects, growth, future revenue and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward- looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Rémi Renard

Head of Investor Relations & Corporate Communication

IR@nyxoah.com

Attachment

•	ENGLISH_Nyxoah Prelim Earnings PR Q2